FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For  the  month  of  November,  2002


                            ENERGY POWER SYSTEMS LIMITED
                  (FORMERLY: ENGINEERING POWER SYSTEMS LIMITED)
                  ---------------------------------------------
                    (Address of Principal executive offices)


          Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6
          ------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

     Form  20-F    X          Form  40-F
               -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

               Yes                     No     X
                                          -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     ENERGY  POWER  SYSTEMS  LIMITED
                              (formerly:  Engineering  Power  Systems  Limited)


Date:  November  25,  2002               By:____"Sandra  J.  Hall"____  ______
     ---------------------                  ----------------------------------
Sandra  J.  Hall,  President,  Secretary  &  Director



Energy  Power
 Systems  Limited


ENERGY  POWER  REPORTS  1ST  QUARTER  EARNINGS
Friday  November  22,  5:26  pm  ET

TORONTO--(BUSINESS WIRE)--Nov. 22, 2002--Energy Power Systems Limited (AMEX: - ; Frankfurt:EPW) (; "Energy Power" or the "Company") announces that it has issued unaudited consolidated financial statements for the three-month period ending September 30, 2002 expressed in Canadian dollars. These statements reflect the activities of Energy Power and its subsidiaries operating as an Industrial & Offshore Division and an Oil & Gas Division:

- consolidated revenues of $10.5 million for the three month period ended September 30, 2002 ($5.5 million -2001);

- consolidated gross profits of $1.3 million for the three month period ended September 30, 2002 ($1.0 million - 2001);

- consolidated net earnings of $0.3 million for the three month period ended September 30, 2002 ($0.4 million - 2001);

-     consolidated  basic  net  earnings  per  share of $0.04 ($0.07 per share -
2001).

- consolidated fully diluted net earnings per share of $0.03 ($0.05 per share - 2001).

Energy Power's consolidated revenues increased 91% to $10.5 million for the three-month period ending September 30, 2002 from $5.5 million reported during the same period the previous year. Revenue increases were primarily derived from the Company's Industrial & Offshore Division as well as some increases from the Company's Oil & Gas Division. "We are most pleased with the positive trending improvements as consolidated revenue almost doubled for the three month period ending September 30, 2002," stated Scott Hargreaves CFO, "we hope to continue growing our revenues by taking on larger projects for the Industrial & Offshore Division and increasing reserves and production volumes for the Oil & Gas Division. "

Energy Power's consolidated gross profit for the three-month period ending September 30, 2002 increased 30% to $1.3 million from $1.0 million in 2001. The increase in consolidated gross profits was primarily derived from increased revenues from the Company's Industrial & Offshore Division.
Energy Power's administrative expenses of $0.9 million for the three-month period ending September 30, 2002, was 29% higher than administrative expenses of $0.7 million the previous year. During the three-month period ended September 30, 2002 professional fees were higher by $0.2 million versus the previous year. As a result of the foregoing, net earnings decreased 25% to $0.3 million as compared to net earnings of $0.4 million during the previous period. Net earnings per share decreased 42% to $0.04 per share for the three-month period ending September 30, 2002 from $0.07 per share for the previous three-month period. Fully diluted net earnings per share decreased 40% to $0.03 per share for the three-month period ending September 30, 2002 from $0.05 per share for the previous three-month period.

About  Energy  Power  Systems  Limited

Energy Power is an energy source and service company operating as an Industrial & Offshore Division and an Oil & Gas Division.

There are approximately 10.6 million shares issued and outstanding in the capital of the Company.

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company's Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.



                               [GRAPHIC  OMITED]


Contact:
     Energy  Power  Systems  Limited
     Scott  T.  Hargreaves,  416/861-1484